UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68143

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE HUTCHISON COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 BROAD STREET, SUITE 205
(No. and Street)

DURHAM	NC	27705
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PHILLIP HUBER 919-286-1314
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WJB & CO., P.C.
(Name – *if individual, state last, first, middle name*)

1720 EPPS BRIDGE PARKWAY SUITE 108-381	ATHENS	GA	30606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/11

OATH OR AFFIRMATION

I, PHILLIP HUBER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THE HUTCHISON COMPANY, as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

RODNESHA LEAKE
NOTARY PUBLIC
Wake County
North Carolina
My Commission Expires May 7, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

C.E. Hutchison & Company
(d/b/a The Hutchison Company)

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2014
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

C.E. Hutchison & Company
(d/b/a The Hutchison Company)

Table of Contents

WJB & CO., P.C.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
C.E. Hutchison & Company (d/b/a The Hutchison Company)

We have audited the accompanying financial statements of C.E. Hutchison & Company (d/b/a The Hutchison Company), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. These financial statements are the responsibility of C.E. Hutchison & Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of C.E. Hutchison & Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of C.E. Hutchison & Company's financials statements. The supplemental information is the responsibility of C.E. Hutchison & Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

WJB & Co., P.C.

Athens, Georgia
February 23, 2015

1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

C.E. Hutchison & Company
(d/b/a The Hutchison Company)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

CURRENT ASSETS:		
Cash	$	44,038
Total current assets		44,038
TOTAL ASSETS	$	44,038

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:		
Accounts payable	$	3,413
STOCKHOLDER'S EQUITY:		
Preferred stock, 2,000,000 shares authorized, no shares issued or outstanding	$	-
Common stock, no par value, 20,000,000 shares authorized, 50,000 shares issued and outstanding		50,000
Additional paid-in capital		231,495
Accumulated deficit		(240,870)
Total stockholder's equity		40,625
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	44,038

The accompanying notes are an integral part of these financial statements.

C.E. Hutchison & Company
(d/b/a The Hutchison Company)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

REVENUES:	$	393,199
OPERATING EXPENSES:		
Payroll Expenses		220,703
Professional Fees		31,242
Insurance Expense		11,072
Business Licenses and Permits		9,225
Rent Expense		5,563
Computer and Internet Expenses		3,129
Telephone Expense		2,544
Continuing Education		2,075
Travel Expense		973
Dues and Subscriptions		450
Office Supplies		446
Charitable Contributions		250
Postage and Delivery		105
Bank Service Charges		50
Total expenses		287,827
NET INCOME	$	105,372

The accompanying notes are an integral
part of these financial statements.

C.E. Hutchison & Company
(d/b/a The Hutchison Company)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

STOCKHOLDER'S EQUITY, JANUARY 1	$	12,759
Net Income		105,372
Additional paid-in capital		22,495
Shareholders distributions		(100,000)
STOCKHOLDER'S EQUITY, DECEMBER 31	$	40,625

The accompanying notes are an integral
part of these financial statements.

C.E. Hutchison & Company
(d/b/a The Hutchison Company)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

OPERATING ACTIVITIES:		
Net income	$	105,372
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in:		
Accounts payable		1,950
Net cash provided by operating activities		107,321
FINANCING ACTIVITIES:		
Additional paid-in capital		22,495
Distributions to shareholders		(100,000)
Net cash used by financing activities		(77,505)
NET INCREASE IN CASH		29,816
CASH AT BEGINNING OF YEAR		14,222
CASH AT END OF YEAR	$	44,038

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

C.E. Hutchison & Company (d/b/a The Hutchison Company) (the "Company") was formed in the state of North Carolina on August 13, 2008. The Company is registered with the Securities and Exchange Commission (SEC) and is a broker-dealer and member of the Financial Industry Regulatory Authority (FINRA). FINRA requires a minimum capitalization of $5,000.

The Company does not maintain customers' security accounts nor does it perform custodial functions related to customer securities. The Company's revenues are derived from advisory fees related to private placement of securities and merger and acquisition advisory services.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all investments with an original maturity of three months or less to be cash equivalents. As of December 31, 2014, there were no cash equivalents.

Accounts Receivable

Accounts receivable are recorded at amounts ultimately expected to be collected. The Company did not have any accounts receivable as of December 31, 2014.

Revenue Recognition

Advisory fees are recognized as earned. Fees received by the Company under the arrangements are to include reimbursement for certain expenses incurred by the Company and fees earned in accordance with each agreement. During 2014, $390,108 of advisory fees were earned from one entity.

Income Taxes

The Company has elected to be treated as an S-Corporation for Income tax purposes. Therefore, the Company's income and expenses are included in the individual income tax returns of the Company's stockholder. Accordingly, the financial statements do not reflect a provision for income taxes. Management does not believe the financial statements include any significant uncertain tax positions. Tax years ending December 31, 2011 through December 31, 2014 remain open for examination by taxing authorities as of the date of this report.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentrations of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash in a checking account which is insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 at one financial institution. As of December 31, 2014, no deposits exceeded the FDIC Insurance limit.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. RELATED PARTY TRANSACTIONS

Included in accounts payable as of December 31, 2014 is $3,413 due to the Company's stockholder for reimbursement of expenses paid on behalf of the Company.

4. LEASES

The Company leases its facilities from an unaffiliated entity. Rent expense totaled $5,563 for 2014. As the Company is currently leasing on a month-to-month basis, there are no minimum future rental payments under this lease as of December 31, 2014.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires a maximum ratio of aggregate indebtedness to net capital of 15 to 1, as defined. As of December 31, 2014, the Company had net capital of $40,625 which was $35,625 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .08 to 1, which was below the maximum requirement.

6. SIPC ASSESSMENT RECONCILIATION

The Company did not have revenue in excess of $500,000 for the year ended December 31, 2014. As a result the Company is not required to include the Form SIPC-7 or the Accountant's Report on the SIPC Assessment Reconciliation. Such items are not included in this filing.

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date that its financial statements were issued and determined that there are no material subsequent events requiring adjustment to, or disclosure in its financial statements.

C.E. Hutchison & Company
(d/b/a The Hutchison Company)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2014

	SCHEDULE I
TOTAL STOCKHOLDER'S EQUITY QUALIFIED FOR NET CAPITAL	$ 40,625
DEDUCTIONS AND/OR CHARGES:	
NET CAPITAL	40,625
AGGREGATE INDEBTEDNESS -	
Accounts payable	3,413
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -	
Minimum net capital required	5,000
Excess net capital	35,625
Excess net capital at 1,000 percent	$ 34,625
Percentage of aggregate indebtedness to net capital	8.40%

There is no difference in the above computation and the Company's net capital, as reported in Company's Part IIA (unaudited) FOCUS report as of December 31, 2014.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provision of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule. The Company does not hold funds or securities for, or owe money or securities to, customers.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from provision of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule. The Company did not maintain possession or control of any customer funds or securities.

WJB & CO., P.C.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
C.E. Hutchison & Company (d/b/a The Hutchison Company)

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) C.E. Hutchison & Company (d/b/a The Hutchison Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which C.E. Hutchison & Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) C.E. Hutchison & Company stated that C.E. Hutchison & Company met the identified exemption provisions throughout the most recent fiscal year without exception. C.E. Hutchison & Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about C.E. Hutchison & Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

WJB & Co., P.C.

Athens, Georgia
February 23, 2015

1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

C. E. Hutchison & Company d/b/a The Hutchison Company

EXEMPTION REPORT

YEAR ENDED DECEMBER 31, 2014

We, as members of management of C.E Hutchison & Company d/b/a The Hutchison Company (the Company) are responsible for complying with 17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R §240.17a-5 and the exemption provisions in 17 C.F.R §240.15c3-3(k) (the "exemption provisions"). Based on this evaluation we make the following statements to the best knowledge and belief of the Company:

1. We identified the following provisions of 17 C.F.R §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R §240.15c3-3: (k)(2)(i).
2. We met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2014 without exception.

The Company is exempt from the provisions of 17 C.F.R §240.15c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(2)(i) of such Rule) as the Company carries no margin accounts and does not hold funds or securities for, or owe money or securities to, customers.

C.E. Hutchison & Company d/b/a The Hutchison Company

Phillip D. Huber
President